Form 10-K, Exhibit 13
period 1998-12-31
WASHINGTON BANKING CO
filed 1999-03-30
CIK 1058690

                                                                      EXHIBIT 13

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Washington Banking Company:

We have audited the accompanying consolidated statements of financial condition of Washington Banking Company and subsidiary as of December 31, 1998 and 1997, and related consolidated statements of income, sahreholders' equity and comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 and 1997 consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Washington Banking Company and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Seattle, Washington
February 5, 1999


[KPMG logo]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Washington Banking Company:

  We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Washington Banking Company and subsidiaries for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Washington Banking Company and subsidiaries for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/  DAVID O. CHRISTENSEN
----------------------------------------
David O. Christensen

Vancouver, Washington
January 31, 1997

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION -
December 31, 1998 and 1997
(Dollars in thousands, except per share data)

                                                                      1998            1997
                                                                    --------        --------
ASSETS
Cash and due from banks                                             $ 12,063           6,263
Interest bearing deposits                                              8,089              --
Federal funds sold                                                     4,100           1,750
                                                                    --------        --------
                  Total cash and cash equivalents                     24,252           8,013
                                                                    --------        --------

Federal Home Loan Bank stock                                             736             682
Investment securities, available for sale                             12,591           5,521
Investment securities, held to maturity                               24,875          23,508
                                                                    --------        --------
                  Total investment securities                         38,202          29,711
                                                                    --------        --------

Loans receivable, net                                                147,872         116,239
Premises and equipment, net                                            8,046           4,287
Other real estate owned                                                   --              30
Deferred tax asset                                                       419             370
Other assets                                                           1,702           1,418
                                                                    --------        --------
                  Total assets                                      $220,493         160,068
                                                                    ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
   Deposits                                                         $189,698         146,394
   Other liabilities                                                   1,104             639
                                                                    --------        --------
                  Total liabilities                                  190,802         147,033
                                                                    --------        --------
Shareholders' equity:
    Preferred stock, no par value.  Authorized 20,000
      shares; no shares issued or outstanding                             --              --
    Common stock, no par value.  Authorized 10,000,000
      shares, issued and outstanding 4,189,050 and
      2,809,050 shares in 1998 and 1997, respectively                 17,836           2,943
    Retained earnings                                                 11,805          10,075
    Accumulated other comprehensive income, net                           50              17
                                                                    --------        --------
                  Total shareholders' equity                          29,691          13,035
                                                                    --------        --------
                  Total liabilities and shareholders' equity        $220,493         160,068
                                                                    ========        ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME -
Years ended December 31, 1998, 1997, and 1996
(Dollars in thousands, except per share data)


                                                                1998              1997              1996
                                                             ----------        ----------        ----------
Income:
         Interest and fees on loans                          $   12,910            10,207             7,334
         Interest on taxable investment securities                1,097             1,082             1,055
         Interest on tax-exempt investment securities               634               460               318
         Dividends on FHLB stock                                     54                36                25
         Interest on Federal funds sold                             298               116               126
         Interest on interest bearing deposits                      243                --                --
                                                             ----------        ----------        ----------
                 Total interest income                           15,236            11,901             8,858
Interest expense                                                  5,765             4,358             2,946
                                                             ----------        ----------        ----------
                 Net interest income                              9,471             7,543             5,912
Provision for loan losses                                           735               647               350
                                                             ----------        ----------        ----------
                  Net interest income after provision
                     for loan losses                              8,736             6,896             5,562
                                                             ----------        ----------        ----------
Noninterest income:
         Service charges on deposits                              1,172             1,116             1,024
         Other                                                      763               550               400
                                                             ----------        ----------        ----------
                 Total noninterest income                         1,935             1,666             1,424
                                                             ----------        ----------        ----------
Noninterest expense:
         Salaries and benefits                                    3,189             2,434             2,019
         Occupancy expense                                        1,455             1,033               745
         Office supplies and printing                               365               275               220
         Insurance expense                                          373               271               251
         Data processing                                            260               219               125
         Consulting and professional fees                           175               202               165
         Other                                                    1,718             1,406             1,159
                                                             ----------        ----------        ----------
                 Total noninterest expense                        7,535             5,840             4,684
                                                             ----------        ----------        ----------
                 Income before income taxes                       3,136             2,722             2,302
Provision for income taxes                                          924               818               738
                                                             ----------        ----------        ----------
                 Net income                                  $    2,212             1,904             1,564
                                                             ==========        ==========        ==========
Net income per share, basic                                  $     0.63              0.68              0.56
                                                             ==========        ==========        ==========
Net income per share, diluted                                $     0.59              0.65              0.55
                                                             ==========        ==========        ==========
Average number of shares outstanding, basic                   3,525,883         2,810,881         2,796,000
                                                             ==========        ==========        ==========
Average number of shares outstanding, diluted                 3,769,244         2,935,972         2,858,100
                                                             ==========        ==========        ==========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME Years ended December 31, 1998, 1997, and 1996
(Dollars and shares in thousands, except per share data)

                                                    COMMON STOCK                                ACCUMULATED OTHER        TOTAL
                                               ----------------------           RETAINED      COMPREHENSIVE INCOME,   SHAREHOLDERS'
                                               SHARES          AMOUNT           EARNINGS            NET OF TAX           EQUITY
                                               ------          ------           --------            ----------           ------
Balances at December 31, 1995                   2,796         $  3,032            7,299                  26              10,357
Cash dividend at $0.12 per share                   --               --             (336)                 --                (336)
Net change in unrealized gain (loss)
     on securities available for sale              --               --               --                 (15)                (15)
Net income                                         --               --            1,564                  --               1,564
                                                -----         --------           ------                 ---              ------
Balances at December 31, 1996                   2,796            3,032            8,527                  11              11,570
Cash dividend at $0.13 per share                   --               --             (356)                 --                (356)
Net change in unrealized gain (loss)
     on securities available for sale              --               --               --                   6                   6
Net income                                         --               --            1,904                  --               1,904
Repurchased and retired stock                     (23)            (200)              --                  --                (200)
Stock options exercised                            36              111               --                  --                 111
                                                -----         --------           ------                 ---              ------
Balances at December 31, 1997                   2,809            2,943           10,075                  17              13,035
Cash dividend at $0.14 per share                   --               --             (482)                 --                (482)
Net change in unrealized gain (loss)
     on securities available for sale              --               --               --                  33                  33
Net income                                         --               --            2,212                  --               2,212
Net offering proceeds                           1,380           14,893               --                  --              14,893
                                                -----         --------           ------                 ---              ------
Balances at December 31, 1998                   4,189         $ 17,836           11,805                  50              29,691
                                                =====         ========           ======                 ===              ======

Comprehensive Income:

                                                   FOR THE YEARS ENDED DECEMBER 31
                                                 ----------------------------------
                                                  1998          1997          1996
                                                 ------        ------        ------
Net income                                       $2,212         1,904         1,564
Increase in unrealized gain on securities
     available for sale, net of tax                  33             6           (15)
                                                 ------        ------        ------
Comprehensive income                             $2,245         1,910         1,549
                                                 ======        ======        ======


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS -
Years ended December 31, 1998, 1997, and 1996
(Dollars in thousands)

                                                                          1998             1997             1996
                                                                        --------         --------         --------
Cash flows from operating activities:
   Net income                                                           $  2,212            1,904            1,564
         Adjustments to reconcile net income to net cash
            provided by operating activities:
         Federal Home Loan Bank stock dividends                              (54)             (36)             (25)
         Deferred income tax benefit                                         (67)             (99)             (11)
         Amortization/accretion of investment
            premiums/discounts, net                                           90              271               (4)
         Provision for loan losses                                           735              647              350
         Depreciation of premises and equipment                              416              323              248
         Loss (gain) on sale of premises and equipment                       (49)               2               --
         Net increase in other assets                                       (284)            (324)            (132)
         Net increase (decrease) in other liabilities                        465              141              (93)
         Gain on the sale of other real estate owned                          --               --              (30)
                                                                        --------         --------         --------
                   Net cash provided by operating activities               3,464            2,829            1,867
                                                                        --------         --------         --------
Cash flows from investing activities:
         Purchases of investment securities, available for sale           (9,000)          (2,860)          (3,500)
         Maturities of investment securities, available for sale           2,000            2,000            4,000
         Purchases of investment securities, held to maturity             (8,031)          (6,770)          (8,455)
         Maturities of investment securities, held to maturity             6,555            3,980            4,715
         Net increase in loans                                           (32,368)         (36,443)         (18,411)
         Purchases of premises and equipment                              (4,359)          (1,097)            (641)
         Proceeds from sale of premises and equipment                        233                6               --
         Purchases of Federal Home Loan Bank stock                            --             (324)             (22)
         Proceeds from sales of other real estate owned                       30               --              138
                                                                        --------         --------         --------
                   Net cash used in investing activities                 (44,940)         (41,508)         (22,176)
                                                                        --------         --------         --------
Cash flows from financing activities:
         Net increase in deposits                                         43,304           41,182           16,706
         Dividends paid on common stock                                     (482)            (356)            (336)
         Proceeds from stock options exercised                                --              111               --
         Cash paid for common stock retired                                   --             (200)              --
         Net proceeds from stock issued                                   14,893               --               --
                                                                        --------         --------         --------
                   Net cash provided by financing activities              57,715           40,737           16,370
                                                                        --------         --------         --------
                   Net increase (decrease) in cash and
                     cash equivalents                                     16,239            2,058           (3,939)
Cash and cash equivalents at beginning of year                             8,013            5,955            9,894
                                                                        --------         --------         --------
Cash and cash equivalents at end of year                                $ 24,252            8,013            5,955
                                                                        ========         ========         ========
Supplemental information:
         Loans foreclosed and transferred to real estate owned          $     --               30               --
         Cash paid for interest                                            5,689            4,236            2,907
         Cash paid for taxes                                                 945            1,000              736
                                                                        --------         --------         --------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

(1)   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   Description of Business

            Washington Banking Company (WBCO), a Washington State bank holding company was formed on April 30, 1996. Whidbey Island Bank (WIB or
            Bank), the principal subsidiary of WBCO, is a Washington state-chartered commercial bank. The business of the Bank, which is focused in the northern area of Western Washington, consists primarily of attracting deposits from the general public and originating loans. Although WIB has a diversified loan portfolio and its market area currently enjoys a stable economic climate, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area related to the agricultural, forestry and manufacturing industries, and the large military base presence in Oak Harbor, Washington.

            Effective June 23, 1998, the Company sold 1,380,000 shares of its common stock at a subscription price of $12 per share, resulting in net proceeds to the Company of $14,893.

      (b)   Basis of Presentation

            The accompanying consolidated financial statements include the accounts of Washington Banking Company and its wholly-owned subsidiary, Whidbey Island Bank (Company). The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

      (c)   Cash and Cash Equivalents

            For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks and Federal funds sold, having original maturities of three months or less.

      (d)   Investment Securities

            Investment securities available for sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available for sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from net income but are included in comprehensive income. Upon realization, such gains and losses will be included in net income using the specific identification method.

            Investment securities held to maturity are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method over the estimated lives of the securities.

            Management determines the appropriate classification of investment securities at the purchase date.

      (e)   Loans Receivable, Net

            Loans receivable, net, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination fees, and the allowance for loan losses.

            Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent.

            Interest income previously accrued on nonaccrual and impaired loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected.

            Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the interest method over the estimated life of the individual loans, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is in nonaccrual status.

      (f)   Allowance for Loan Losses

            A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analyses, and economic and market trends and conditions. In the opinion of management, the allowance is adequate to absorb reasonably foreseeable loan losses.

            While management uses available information to recognize losses on these loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

      (g)   Other Real Estate Owned

            All real estate acquired in satisfaction of a loan is considered held for sale and reported as "real estate owned." Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal.

      (h)   Premises and Equipment

            Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 10 to 25 years; and furniture, fixtures, and equipment, 3 to 15 years.

      (i)   Federal Income Taxes

            The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

      (j)   Federal Home Loan Bank Stock

            The Company's investment in Federal Home Loan Bank (FHLB) stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            assets or FHLB advances. At December 31, 1998, the Company's minimum required investment was approximately $647. The Company may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

      (k)   Stock Based Compensation

            The Company measures its employee stock-based compensation arrangements using the provisions outlined in Accounting Principles Board (APB) Opinion No.25, Accounting for Stock Issued to Employees, which is an intrinsic value-based method of recognizing compensation costs. As none of the Company's stock options have any intrinsic value at grant date, no compensation cost has been recognized for its stock option plans.

      (l)   Comprehensive Income

            Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This SFAS establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. For the Company comprehensive net income includes net income and changes in unrealized gains or losses on available for sale investment securities, net of tax.

      (m)   Recent Financial Accounting Pronouncements

            In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of and Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires public companies to report financial and descriptive information about its operating segments. Operating segments are components of a business about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company implemented SFAS 131 in fiscal year 1998. The adoption of SFAS 131 did not have a material impact on the financial position or results of operations of the Company.

            In June 1998, the FASB issued SFAS Statement No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted by the Company in the year 2000. SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting standards for different types of hedging activities, including fair value hedges, cash flow hedges and hedges of foreign currency exposures. Management does not expect SFAS 133 to have a material impact on the Company's financial position or results of operations.

            In October 1998, the FASB issued SFAS 134 (which amended SFAS 65, Accounting for Certain Mortgagee Banking Activities. This statement establishes accounting and reporting standards for securities retained after the securitization of mortgage loans. Under this statement, any retained mortgage-based securities (after the securitization of a mortgage loan held for sale) will need to be classified as either "available for sale" or "trading securities." However, if the mortgage banking enterprise plans on selling mortgage backed securities before or during the securitization process, it must be classified as "trading securities." This statement is effective for the first quarter beginning after December 15, 1998. The Company does not expect that the adoption of SFAS 134 will have a material impact on its financial position or results of operations.

            Statement of Position No. 98-5 "Reporting on the Costs of Start-Up Activities," effective for the Company January 1, 1999, requires costs of start-up activities and organization costs to be expensed as incurred. It is not expected that the adoption of this statement will have a material effect on the Company's operating results of financial condition.

      (n)   Reclassifications

            Certain amounts in 1996 and 1997 have been reclassified to conform with the 1998 financial statement presentation.

(2)   RESTRICTIONS ON CASH BALANCES

      The Company is required to maintain an average reserve with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of required reserve balance on December 31, 1998 and 1997 was approximately $1,236 and $511, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)   INVESTMENT SECURITIES

      The amortized costs and estimated market values of investment securities at December 31, 1998 and 1997 are summarized as follows:


1998
                                             AMORTIZED     GROSS UNREALIZED   GROSS UNREALIZED   ESTIMATED MARKET
                                               COST             GAINS             LOSSES              VALUE
                                             ---------     ----------------   ----------------   ----------------
Investments available for sale:
  U.S. Treasury securities                    $ 5,008                60                --              5,068
  U.S. Government agency securities             7,508                18                (3)             7,523
                                              -------           -------           -------            -------
      Total investment securities
        available for sale                    $12,516                78                (3)            12,591
                                              =======           =======           =======            =======

Investments held to maturity:
  U.S. Treasury securities                    $   500                 1                --                501
  U.S. Government agency securities               998                12                --              1,010
  State and political subdivisions             16,502               684                (1)            17,185
  Corporate obligations                         6,875               100                (4)             6,971
                                              -------           -------           -------            -------
      Total investment securities
        held to maturity                      $24,875               797                (5)            25,667
                                              =======           =======           =======            =======

1997
                                             AMORTIZED     GROSS UNREALIZED   GROSS UNREALIZED   ESTIMATED MARKET
                                               COST             GAINS             LOSSES              VALUE
                                             ---------     ----------------   ----------------   ----------------
Investments available for sale:
  U.S. Treasury securities                    $ 4,996                26                --              5,022
  U.S. Government agency securities               500                --                (1)               499
                                              -------           -------           -------            -------
      Total investment securities
        available for sale                    $ 5,496                26                (1)             5,521
                                              =======           =======           =======            =======

Investments held to maturity:
  U.S. Treasury securities                    $   997                 2                --                999
  U.S. Government agency securities             4,996                21                (5)             5,012
  State and political subdivisions              9,796               257                (3)            10,050
  Corporate obligations                         7,648                52                (8)             7,692
  Other investments                                71                --                --                 71
                                              -------           -------           -------            -------
      Total investment securities
         held to maturity                     $23,508               332               (16)            23,824
                                              =======           =======           =======            =======

       The amortized cost and fair value of investment securities by contractual maturity at December 31, 1998 are as shown below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 Dates of maturities
                                          --------------------------------------------------------------
                                          Under 1        1-5        Over 5 to       Over 10
                                           year         years        10 years        years         Total
                                          ------        ------       --------        ------        ------
Investments available for sale:
U.S. Treasury securities:
  Amortized cost                          $3,003         2,005            --            --         5,008
  Market value                             3,020         2,048            --            --         5,068
U.S. Government agency securities:            --            --
  Amortized cost                           3,008         4,500            --            --         7,508
  Market value                             3,013         4,510            --            --         7,523
       Total:
                                          ------        ------        ------        ------        ------
           Amortized cost                 $6,011         6,505            --            --        12,516
           Market value                    6,033         6,558            --            --        12,591
                                          ======        ======        ======        ======        ======

                                                                 Dates of maturities
                                          --------------------------------------------------------------
                                          Under 1        1-5        Over 5 to       Over 10
                                           year         years        10 years        years         Total
                                          ------        ------       --------        ------        ------
Investments held to maturity:
U.S. Treasury securities:
  Amortized cost                          $  500            --            --            --           500
  Market value                               501            --            --            --           501
U.S. Government agency securities:
  Amortized cost                             500           498            --            --           998
  Market value                               503           507            --            --         1,010

State and political subdivisions:
  Amortized cost                             525         5,994         8,407         1,576        16,502
  Market value                               530         6,206         8,802         1,647        17,185
Corporate bonds and other:
  Amortized cost                             507         6,368            --            --         6,875
  Market value                               507         6,464            --            --         6,971
                                          ------        ------        ------        ------        ------
      Total:
          Amortized cost                  $2,032        12,860         8,407         1,576        24,875
          Market value                     2,041        13,177         8,802         1,647        25,667
                                          ======        ======        ======        ======        ======

      Included in other assets is accrued interest on investment securities amounting to $385 and $407 as of December 31, 1998 and 1997, respectively.

      At December 31, 1998 and 1997, investment securities with amortized cost values of $997 and $997, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

      There were no sales of investment securities during the years ended December 31, 1998, 1997, and 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)   LOANS AND ALLOWANCE FOR LOAN LOSSES

      The loan-portfolio composition, based upon the purpose and primary source of repayment of the loans, is as follows:

                                             DECEMBER 31
                                      ------------------------
                                          1998            1997
                                      --------        --------
Commercial loans                      $ 65,564          48,242
Real estate loans                       29,198          22,969
Real estate construction loans          14,139          12,646
Consumer loans                          40,750          33,721
                                      --------        --------
                                       149,651         117,578
Less:
Allowance for loan losses                1,745           1,296
Net deferred loan fees                      34              43
                                      --------        --------
    Net loans                         $147,872         116,239
                                      ========        ========

      As of December 31, 1998 and 1997, the Company had loans to persons serving as directors and executive officers, and to entities related to such individuals aggregating $1,890 and $1,752, respectively. All loans were made on essentially the same terms and conditions as comparable transactions with other persons, and do not involve more than the normal risk of collectibility.

      The Company's legal lending limit was approximately $4,900 and $2,700 as of December 31, 1998 and 1997, respectively.

      Included in other assets is accrued interest on loans receivable amounting to $960 and $772 as of December 31, 1998 and 1997, respectively.

      The following is an analysis of the changes in the allowance for loan losses:

                                                DECEMBER 31
                                 ---------------------------------------
                                  1998            1997            1996
                                 -------         -------         -------
Beginning balance                $ 1,296             796             620
Provision for loan losses            735             647             350
Recoveries                            27              13              55
Charge-offs                         (313)           (160)           (229)
                                 -------         -------         -------
         Ending balance          $ 1,745           1,296             796
                                 =======         =======         =======

      At December 31, 1998 and 1997, the Company had impaired loans of $1,094 and $1,162, respectively. Of these impaired loans, $215 and $285 have related valuation allowances of $261 and $112, while $838 and $877 did not require a valuation allowance. Average impaired loans for 1998 and 1997 totaled $1,128 and $1,350, respectively. The Company has no commitment to extend additional credit on loans which are nonaccrual or impaired at December 31, 1998.

      If interest income on impaired loans had been accrued in accordance with their original terms, approximately $60, $40 and $42 of interest income would have been recorded for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5)   PREMISES AND EQUIPMENT

      Premises and equipment consisted of the following:

                                           DECEMBER 31
                                     ----------------------
                                       1998           1997
                                     -------        -------
Land and buildings                   $ 5,226          3,063
Furniture and equipment                2,508          2,011
Land improvements                        263            218
Computer software                        512            359
Construction in progress               2,029            898
                                     -------        -------
                                      10,538          6,549
Less accumulated depreciation          2,492          2,262
                                     -------        -------
                                     $ 8,046          4,287
                                     =======        =======

(6)   DEPOSITS

      Deposits at December 31 are summarized as follows:

                                           DECEMBER 31
                                     ------------------------
                                       1998            1997
                                     --------        --------
Certificates of deposit              $ 64,697          56,148
Passbook and savings accounts          25,517          21,710
Money market accounts                  29,821          20,602
NOW accounts                           36,214          23,917
Non-interest bearing demand            33,449          24,017
                                     --------        --------
                                     $189,698         146,394
                                     ========        ========

      Certificates of deposit at December 31, 1998 mature as follows:

                                      LESS THAN      1 TO 2      2 TO 3        3 TO 4      4 TO 5
                                        1 YEAR       YEARS        YEARS        YEARS        YEARS        TOTAL
                                       -------      -------      -------      -------      -------      -------
Time deposits of $100,000 or more      $17,601        1,624          103          201          129       19,658
All other time deposits                 39,205        4,726          293          596          219       45,039
                                       -------      -------      -------      -------      -------      -------
                                       $56,806        6,350          396          797          348       64,697
                                       =======      =======      =======      =======      =======      =======


(7)   INCOME TAXES

      Federal income tax expense (benefit) at December 31 consists of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             1998          1997          1996
                            -----         -----         -----
Current tax expense         $ 991           917           750
Deferred tax benefit          (67)          (99)          (12)
                            -----         -----         -----
                            $ 924           818           738
                            =====         =====         =====

      The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax bases at December 31:

                                                                             1998        1997
                                                                             ----        ----
Deferred tax assets:
  Loan loss allowances                                                       $506         374
  Deferred compensation                                                        75          76
  Deferred loan fees                                                           --          15
  Other                                                                        --          --
                                                                             ----        ----
              Total deferred tax assets                                       581         465
                                                                             ----        ----
Deferred tax liabilities:
  Premises and equipment                                                       97          66
  FHLB stock                                                                   39          21
  Market value adjustment of investment securities available for sale          26           8
                                                                             ----        ----
              Total deferred tax liabilities                                  162          95
                                                                             ----        ----
              Deferred tax assets, net                                       $419         370
                                                                             ====        ====

      A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                                                  DECEMBER 31
                                                    ---------------------------------------
                                                       1998            1997            1996
                                                    -------         -------         -------
Income tax expense at federal statutory rate        $ 1,066             925             783
Interest income on tax-exempt securities               (216)           (129)            (99)
Other, net                                               74              22              54
                                                    -------         -------         -------
                                                    $   924             818             738
                                                    =======         =======         =======

      There was no valuation allowance for deferred tax assets as of December 31, 1998, 1997 and 1996. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax asset of $581 and $465 at December 31, 1998 and 1997, respectively, will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a minor extent, future taxable income.

(8)   EARNINGS PER SHARE

      The following illustrates the reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   YEAR ENDED DECEMBER 31, 1998
                                                         -----------------------------------------------
                                                                             AVERAGE
                                                                             WEIGHTED          PER SHARE
                                                          INCOME              SHARES            AMOUNT
                                                         ---------           ---------         ---------
BASIC EPS
 Income available to common shareholders                 $   2,212           3,525,883           $ .63
 Effect of dilutive securities:  stock options                  --             243,361              --
                                                         ---------           ---------           -----
DILUTED EPS                                              $   2,212           3,769,244           $ .59
                                                         =========           =========           =====

                                                                   YEAR ENDED DECEMBER 31, 1997
                                                         -----------------------------------------------
                                                                             AVERAGE
                                                                             WEIGHTED          PER SHARE
                                                          INCOME              SHARES            AMOUNT
                                                         ---------           ---------         ---------
BASIC EPS
 Income available to common shareholders                 $   1,904           2,810,881           $0.68
 Effect of dilutive securities:  stock options                  --             125,091              --
                                                         ---------           ---------           -----
DILUTED EPS                                              $   1,904           2,935,972           $0.65
                                                         =========           =========           =====

                                                                   YEAR ENDED DECEMBER 31, 1996
                                                         -----------------------------------------------
                                                                             AVERAGE
                                                                             WEIGHTED          PER SHARE
                                                          INCOME              SHARES            AMOUNT
                                                         ---------           ---------         ---------
BASIC EPS
 Income available to common shareholders                 $   1,564           2,796,000           $0.56
 Effect of dilutive securities: stock options                   --              62,100              --
                                                         ---------           ---------           -----
DILUTED EPS                                              $   1,564           2,858,100           $0.55
                                                         =========           =========           =====

      At December 31, 1998 there were options to purchase 123,950 shares of common stock outstanding which were antidilutive and therefore not included in the computation of diluted net income per share. There were no antidiluted securities outstanding for the years ended December 31, 1997 and 1996.

(9)   EMPLOYEE BENEFIT PLANS

      (a)   Severance Agreements

            The Company has entered into employment contracts with six senior officers that provide benefits under certain conditions following a termination without cause, following a change of control of the Company.

      (b)   401(k) Profit Sharing Plan

            During 1993, the Board of Directors approved a 401(k)/profit sharing plan. The plan covers substantially all full-time employees and many part-time employees once they meet the age and length of service requirements. Employees vest in the plan over a six-year period. The 401(k) plan allows for a voluntary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            salary reduction, under which eligible employees are permitted to defer a portion of their salaries, with the Company contributing a percentage of the employee's contribution to the employee's account. In addition, the amount of the profit sharing is discretionary and determined each year by the Board of Directors.

            The Company's contributions for the years ended December 31, 1998, 1997 and 1996 under the employee matching feature of the plan were $64, $50 and $37, respectively. This represents a match of the participating employees' salary deferral up to 50% of the first 5% of the compensation deferred in 1998, 1997 and 1996, respectively. The Company also contributed $0, $16 and $24 for the years ended December 31, 1998, 1997 and 1996 under the profit sharing feature of the plan.

(10)  SHAREHOLDERS' EQUITY

      Stock Option Plans

      In 1992, the WIB shareholders approved the adoption of an employee stock option plan, providing for the award of up to 450,000 shares of Company common stock pursuant to nonqualified or incentive stock options to employees of WIB at the discretion of a committee appointed by the Board of Directors. In addition to the employee stock option plan adopted in 1992, in 1993 the Bank's shareholders approved the adoption of a director stock option plan, providing for the award of up to 150,000 shares of Company common stock pursuant to nonqualified stock options to directors of the Bank at the discretion of the Board of Directors. The 1993 plan does not affect any options granted under the 1992 plan. In 1996, the shareholders of WIB approved the transfer of both stock option plans to WBCO.

      In 1998 the shareholders of WBCO approved the adoption of the 1998 stock option and restricted stock award plan, which is generally similar to the 1992 and 1993 plans and allows for the award of up to 161,000 shares of Company common stock plus any shares subject to stock options under the 1992 and 1993 plans that are forfeited, expire or are cancelled. The 1998 plan terminated the 1992 and 1993 plans as to further stock option grants.

      Under these stock option plans, on the date of grant, the exercise price of nonqualified stock options must at least equal the Company's net book value per share issued, and the exercise price of incentive stock options must at least equal the market value of the Company's common stock.

      Stock options vest in 20% increments over five years and expire five years after they become fully vested.

      The following table summarizes incentive or nonqualified stock option activity under the 1992 and 1998 plans for the years ended December 31, 1998, 1997 and 1996:

                                           1998                          1997                           1996
                               ---------------------------    --------------------------    ---------------------------
                                          WEIGHTED AVERAGE              WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                SHARES      OPTION PRICE      SHARES      OPTION PRICE      SHARES       OPTION PRICE
                               -------    ----------------    -------   ----------------    -------    ----------------
Balance at beginning
  of year                      354,000         $ 4.25         302,250         $ 3.39        273,000         $ 3.20
Options granted                 41,000          12.00          51,750           9.25         29,250           5.22
                               -------         ------         -------         ------        -------         ------
Balance at end of year         395,000         $ 5.05         354,000         $ 4.25        302,250         $ 3.39
                               =======         ======         =======         ======        =======         ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Financial data pertaining to outstanding incentive stock options under the 1992 and 1998 plans at December 31, 1998 were as follows:

            TOTAL             VESTED          EXERCISE
           SHARES             SHARES            PRICE              EXPIRATION
          -------            -------          ---------            ----------
          165,000            165,000           $ 2.93              February 22, 2003
           22,500             18,000             3.07              March 24, 2004
           40,500             32,400             3.37              December 15, 2004
           45,000             27,000             4.08              December 31, 2005
            3,750              1,500             4.23              April 1, 2006
           25,500             10,200             5.37              December 31, 2006
           51,750             10,350             9.25              December 31, 2007
           41,000                 --            12.00              December 31, 2008
          -------           -------
          395,000           264,450
          =======           =======

      The following table summarizes stock option activity of the nonqualified shares under the 1993 director stock option plan for the years ended December 31, 1998, 1997 and 1996:

                                           1998                          1997                           1996
                               ---------------------------    --------------------------    ---------------------------
                                          WEIGHTED AVERAGE              WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                SHARES      OPTION PRICE      SHARES      OPTION PRICE      SHARES       OPTION PRICE
                               -------    ----------------    -------   ----------------    -------    ----------------
Balance at beginning
 of year                       113,700        $  4.79         120,750        $ 3.13         120,750          $ 3.13
Options granted                     --             --          31,200          9.25              --              --
Less exercised                      --             --         (35,550)         3.14              --              --
Expired or canceled                 --             --          (2,700)         3.57              --              --
                               -------        -------         -------        ------         -------          ------
Balance at end of year         113,700        $  4.79         113,700        $ 4.79         120,750          $ 3.13
                               =======        =======         =======        ======         =======          ======

       Financial data pertaining to outstanding nonqualified stock options under the 1993 plan at December 31, 1998 were as follows:

        Total         Vested           Exercise
       shares         shares            price                  Expiration
       ------         ------            -----                  ----------
       56,250         56,250            $ 3.00                 February 22, 2003
       18,750         15,000              3.07                 March 24, 2004
        7,500          5,400              4.08                 December 31, 2005
       31,200          6,240              9.25                 December 31, 2007
      -------         ------
      113,700         82,890
      =======         ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Company applies APB Opinion No.25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost using the fair value method, consistent with SFAS No.123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                           YEARS ENDED DECEMBER 31
                                 -------------------------------------------
                                   1998             1997             1996
                                 ---------         --------         --------
Net income, as reported          $   2,212            1,904            1,564
Net income, pro forma                2,167            1,862            1,550
Basic EPS, as reported                 .63             0.68             0.56
Basic EPS, pro forma                   .61             0.66             0.55
Diluted EPS, as reported               .59             0.65             0.55
Diluted EPS, pro forma                 .57             0.64             0.55

      The fair value of options granted during 1998 is estimated on the date of grant using the Black-Scholes pricing model. For grants in 1997 and 1996, the fair value of options granted is estimated on the date of grant using the minimum value method. The following assumptions were used to calculate the fair value of the options granted:

                           EMPLOYEE STOCK OPTION PLAN

YEAR OF GRANT    RISK-FREE INTEREST RATE     EXPECTED LIFE IN YEARS     EXPECTED VOLATILITY     EXPECTED DIVIDEND    FAIR VALUE
-------------    -----------------------     ----------------------     -------------------     -----------------    ----------
    1998                 4.63%                         7                        10%                     2%              $0.35
    1997                 5.84%                         9                        N/A                     3%               1.83
    1996                 6.43%                         9                        N/A                     3%               1.05

                           DIRECTOR STOCK OPTION PLAN

YEAR OF GRANT    RISK-FREE INTEREST RATE     EXPECTED LIFE IN YEARS     EXPECTED VOLATILITY     EXPECTED DIVIDEND    FAIR VALUE
-------------    -----------------------     ----------------------     -------------------     -----------------    ----------
    1998                  N/A                         N/A                       N/A                     N/A              $N/A
    1997                 5.79%                         7                        N/A                      3%              1.58
    1996                  N/A                         N/A                       N/A                     N/A               N/A

(11)  REGULATORY CAPITAL MATTERS

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about risk components, asset risk weighting and other factors.

      Risk based capital guidelines issued by the Federal Deposit Insurance Corporation establish a risk adjusted ratio relating capital to different categories of assets and off balance sheet exposures for banks. The Bank's Tier 1 capital is comprised primarily of common equity, and excludes the equity impact of adjusting available for sale securities to fair value. Total capital also includes a portion of the allowance for loan losses, as defined according to regulatory guidelines.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier1 capital to risk-weighted assets (as defined in the regulations), and of Tier1 capital to average assets (as defined in the regulations). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

                                                                                                            TO BE WELL CAPITALIZED
                                                                                    FOR CAPITAL             UNDER PROMPT CORRECTIVE
                                                    WHIDBEY ISLAND BANK           ADEQUACY PURPOSES           ACTION PROVISIONS
                                                   --------------------         ---------------------       ----------------------
                                                   AMOUNT         RATIO         AMOUNT          RATIO        AMOUNT         RATIO
                                                   ------         -----         ------          -----        ------         -----
                                                        (actual)
As of December 31, 1998:
  Total risk-based capital
  (to risk-weighted assets)                        26,378         15.99%         13,196          >=8%        16,494         >=10%
  Tier 1 capital (to risk-weighted assets)         24,633         14.93%          6,598          >=4%         9,897          >=6%
  Leverage ratio                                   24,633         11.67%          8,443          >=4%        10,554          >=5%
As of December 31, 1997:
  Total risk-based capital
  (to risk-weighted assets)                        14,160         11.63%          9,736          >=8%        12,170         >=10%
  Tier 1 capital (to risk-weighted assets)         12,986         10.67%          4,868          >=4%         7,302          >=6%
  Leverage ratio                                   12,986          8.08%          6,429          >=4%         8,036          >=5%

      In addition, under Washington State Banking Regulations, the Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank's net profits then on hand.

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS

      Because broadly traded markets do not exist for most of the Company's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of values. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

      When possible, quoted market prices are used to determine fair value. In cases where a quoted market price is not available, the fair value of financial instruments is estimated using the present value of future cash flows or other valuation methods.

      (a)   Financial Instruments With Book Value Equal to Fair Value

            The fair value of financial instruments that are short-term or reprice frequently and that have little or no risk are considered to have a fair value equal to book value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (b)   Investment Securities

            The fair value of all investment securities excluding FHLB stock was based upon quoted market prices. FHLB stock is not publicly traded; however it may be redeemed on a dollar-for-dollar basis, for any amount the Bank is not required to hold. The fair value is therefore equal to the book value.

      (c)   Loans

            The loan portfolio is composed of commercial, consumer, real estate construction and real estate loans. The book value of variable rate loans approximate their fair values. The fair value of fixed rate loans is estimated by discounting the estimated future cash flows of loans, sorted by type and security, by the weighted average rate of such loans, adjusted for credit risk.

      (d)   Deposits

            For deposits with no contractual maturity such as demand accounts, checking accounts, money market accounts and passbook savings accounts, fair values approximate book values. The fair value of certificates of deposit is based on discounted cash flows using the difference between the deposit rate and an alternative cost of funds rate.

      (e)   Off-Balance Sheet Financial Instruments

            The fair value of off-balance sheet commitments to extend credit is considered equal to its notional amount due primarily to the short-term nature of these items.

            The table below presents the book value amount of the Company's financial instruments and their corresponding fair values at December 31, 1998 and 1997:

                                                             1998                               1997
                                                  ---------------------------       ----------------------------
                                                  Book value       Fair value       Book value        Fair value
                                                  ----------       ----------       ----------        ----------
Financial assets:
  Cash and due from banks                          $ 12,063           12,063            6,263            6,263
  Interest bearing deposits                           8,089            8,089               --               --
  Federal funds sold                                  4,100            4,100            1,750            1,750
  FHLB stock                                            736              736              682              682
  Investment securities available for sale           12,591           12,591            5,521            5,521
  Investment securities held to maturity             24,875           25,667           23,508           23,824
  Loans                                             149,651          156,965          117,578          116,752
Financial liabilities - deposits                    189,698          189,829          146,394          143,074
Off-balance-sheet items:
  Loan commitments                                   24,889           24,889           20,959           20,959
  Standby letters of credit                             688              688              648              648

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13)  WASHINGTON BANKING COMPANY INFORMATION

      The summarized condensed financial information for Washington Banking Company (parent company only) as of and for the years ended December 31, 1998 and 1997 are presented below: As of December 31

                            CONDENSED BALANCE SHEETS

                                                                          AS OF DECEMBER 31
                                                                      --------------------------
                                                                        1998              1997
                                                                      --------          --------
Assets:
 Cash and cash equivalents                                            $  4,960               100
 Other assets                                                               54                16
 Investment in subsidiary                                               24,683            12,919
                                                                      --------          --------
             Total assets                                             $ 29,697            13,035
                                                                      ========          ========

Liabilities - other                                                   $      6                --
                                                                      --------          --------
Shareholders' equity:
 Common stock                                                           17,836             2,943
 Retained earnings                                                      11,805            10,075
 Accumulated other comprehensive income, net                                50                17
                                                                      --------          --------
             Total shareholders' equity                                 29,691            13,035
                                                                      --------          --------
             Total liabilities & shareholders' equity                 $ 29,697            13,035
                                                                      ========          ========

                         CONDENSED STATEMENTS OF INCOME

                                                                        YEAR ENDED DECEMBER 31
                                                                      --------------------------
                                                                        1998              1997
                                                                      --------          --------
Noninterest expense                                                   $    (99)              (45)
Income tax (expense) benefit                                                (5)               15
                                                                      --------          --------
             Loss before undistributed earnings of subsidiary             (104)              (30)
Interest income                                                            115                --
Undistributed earnings of subsidiary                                     2,201             1,934
                                                                      --------          --------
             Net income                                               $  2,212             1,904
                                                                      ========          ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED DECEMBER 31
                                                                      --------------------------
                                                                        1998              1997
                                                                      --------          --------
Operating activities:
  Net income                                                          $  2,212             1,904
  Adjustments to reconcile net income to net cash used
     in operating activities:
     Equity in undistributed earnings of subsidiaries                   (2,201)           (1,934)
     Other                                                                 (32)               10
                                                                      --------          --------
           Net cash used in operating activities                           (21)              (20)
                                                                      --------          --------
Investing activities:
  Dividends received from subsidiary                                       470               557
  Cash invested in subsidiary                                          (10,000)               --
                                                                      --------          --------
          Net cash provided by (used in) investing activities           (9,530)              557
                                                                      --------          --------
Financing activities:
  Dividends paid to shareholders                                          (482)             (356)
  Proceeds from exercise of stock options and stock issuances               --               111
  Repurchased and retired stock                                             --              (200)
  Proceeds from stock issued                                            14,893                --
                                                                      --------          --------
         Net cash provided by (used in) financing activities            14,411              (445)
                                                                      --------          --------
         Increase in cash and cash equivalents                           4,860                92

Cash and cash equivalents at beginning of year                             100                 8
                                                                      --------          --------
Cash and cash equivalents at end of year                              $  4,960               100
                                                                      ========          ========

(14)  COMMITMENTS

      (a)   Leasing Arrangements

            The Company is obligated under a number of noncancelable operating leases for land and buildings. The majority of these leases have renewal options. In addition, some of the leases contain escalation clauses tied to the consumer price index with caps.

            In 1997, the Company entered into a lease for land. The lease includes options to purchase the property which may be exercised at the end of each fifth year during the term of the lease. The lease expires in 2027.

            The Company's future minimum rental payments required under land, buildings and equipment operating leases that have initial or remaining noncancelable lease terms of one year or more are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                YEAR ENDING
                                                DECEMBER 31
                                                -----------
               1999                               $   168
               2000                                   101
               2001                                    90
               2002                                    90
               2003                                    66
               Thereafter                           1,251
                                                 --------
               Total                             $  1,766
                                                 ========

      Rent expense applicable to operating leases for the years ended December 31, 1998, 1997 and 1996 was $178, $87 and $9, respectively.

      (b)   Commitments to Extend Credit

            In the normal course of business, the Company enters into financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments, which include commitments to extend credit and standby letters of credit, involve varying degrees of credit and interest rate risk that are not reflected in the financial statements. These instruments generally have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. The Company's criteria for issuing such instruments are the same as those for loans made in the normal course of business.

            Commitments to extend credit are as follows:

                                        DECEMBER 31
                                  -----------------------
                                    1998            1997
                                  -------          ------
Loan commitments                  $24,889          20,959
Standby letters of credit             688             648

      (c)   Lines of Credit

            The Company had unused lines of credit with the FHLB of $32,870 at December 31, 1998. The Company also had unused lines of credit with financial institutions amounting to $11,400 at December 31, 1998.

(15)  CONTINGENCIES

      The Company is currently subject and party to various legal actions arising out of the normal course of business. Management believes the ultimate liability, if any, arising from such claims or contingencies is not likely to have a material adverse effect on the Company's results of operations or financial condition.

(16)  SUBSEQUENT EVENTS

      On January 21, 1999, the Board of Directors declared a cash dividend of $0.04 per share for the first quarter of 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(17)  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

      Results of operations on a quarterly basis were as follows (dollars in thousands, except per share amounts):

                                                                                  YEAR ENDED DECEMBER 31, 1998
                                                                 -----------------------------------------------------------------
                                                                 FIRST QUARTER    SECOND QUARTER   THIRD QUARTER    FOURTH QUARTER
                                                                 -------------    --------------   -------------    --------------
Interest income                                                      $3,366            3,603            4,126            4,141
Interest expense                                                      1,315            1,415            1,554            1,481
                                                                     ------           ------           ------           ------
       Net interest income                                            2,051            2,188            2,572            2,660

Provision for loan losses                                               195              150              195              195
                                                                     ------           ------           ------           ------
       Net interest income after provision for loan losses            1,856            2,038            2,377            2,465

Noninterest income                                                      480              430              548              477

Noninterest expense                                                   1,716            1,788            2,095            1,937
                                                                     ------           ------           ------           ------
       Income before provision for income taxes                         620              680              830            1,005
                                                                     ------           ------           ------           ------
Provision for income taxes                                              204              160              217              342
                                                                     ------           ------           ------           ------
       Net income                                                    $  416              520              613              663
                                                                     ------           ------           ------           ------
Basic earnings per share                                             $ 0.15             0.16             0.15             0.16
Diluted earnings per share                                             0.14             0.15             0.14             0.15
Cash dividends declared                                                0.07               --            0.035            0.035
                                                                     ------           ------           ------           ------

                                                                                  YEAR ENDED DECEMBER 31, 1997
                                                                 -----------------------------------------------------------------
                                                                 FIRST QUARTER    SECOND QUARTER   THIRD QUARTER    FOURTH QUARTER
                                                                 -------------    --------------   -------------    --------------
Interest income                                                      $2,473            2,844            3,159            3,424
Interest expense                                                        870            1,021            1,162            1,305
                                                                     ------           ------           ------           ------
       Net interest income                                            1,603            1,823            1,997            2,119

Provision for loan losses                                               105              105              165              272
                                                                     ------           ------           ------           ------
       Net interest income after provision for loan losses            1,498            1,718            1,832            1,847

Noninterest income                                                      362              385              409              510

Noninterest expense                                                   1,271            1,332            1,491            1,746
                                                                     ------           ------           ------           ------
       Income before provision for income taxes                         589              771              750              611
                                                                     ------           ------           ------           ------
Provision for income taxes                                              261              261              195              100
                                                                     ------           ------           ------           ------
       Net income                                                    $  328              510              555              511
                                                                     ------           ------           ------           ------
Basic earnings per share                                             $ 0.12             0.18             0.20             0.18
Diluted earnings per share                                             0.11             0.17             0.18             0.17
Cash dividends declared                                                  --               --               --             0.13
                                                                     ------           ------           ------           ------

MANAGEMENT DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements of Washington Banking Company and notes thereto contained elsewhere in this report.

This discussion contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward looking statements due to a number of factors. Specific factors include, among others, the impact of interest rates charges, risks of acquiring or opening new branches, controlling expenses, and general economic conditions.

OVERVIEW

Washington Banking Company (the "Company") is a registered bank holding company whose wholly-owned subsidiary, Whidbey Island Bank (the "Bank"), conducts a full-service commercial banking business. Headquartered in Oak Harbor, Washington, the Company provides a full range of commercial banking services to small and medium-sized businesses, professionals and other individuals through twelve branch offices located on Whidbey Island and Camano Island in Island County, as well as the Burlington, Anacortes (Skagit County) and Bellingham (Whatcom County) communities in northwestern Washington.

Effective June 23, 1998, the Company sold 1,380,000 shares of its common stock in an initial public offering at a subscription price of $12 per share resulting in net proceeds to the Company of $14.9 million. Its stock now trades on the Nasdaq National Market under the symbol "WBCO".

The Bank began operations in 1961 on Whidbey Island. Until early 1994, the Company limited its physical presence to Island County (Whidbey Island and neighboring Camano Island), and particularly to Whidbey Island, a 45-mile long island that runs parallel to the mainland area of Washington northwest of Everett and southwest of Bellingham, but had no presence on the mainland. In view of the threatened closure of NAS Whidbey Island, the Company determined that it would be prudent to diversify geographically beyond Island County. With the consolidation of the large regional banks operating in Washington, and the resulting dislocation of customers, the Company saw an opportunity to expand onto the mainland along the northern I-5 corridor. In February 1994, the Company opened a loan production office in Burlington, Washington (Skagit County). Loan growth in the Burlington office was strong and the Company determined that it would pursue its growth strategy in and around Skagit County and north into Whatcom County. In pursuit of that growth strategy, the Company has targeted areas north of Everett, Washington and areas contiguous to Whidbey Island into which it would expand.

The primary factors considered in determining the areas of geographic expansion are customer demand and the availability of experienced managers, lending officers and branch personnel with a long standing community presence and extensive banking relationships. The Company also emphasizes the hiring of experienced personnel with extensive industry knowledge when considering lending product expansion.

Due to the favorable response in Burlington, the Company converted the Burlington loan production office into a full service branch in August 1995. In late 1996, the Company targeted Bellingham for expansion, hired an experienced manager and lending officer, both with long standing community presence, and in early 1997 opened a full service branch in downtown Bellingham. During 1998 new full service branches were constructed and opened in Anacortes and Freeland. In addition, a grocery store branch was opened in March 1998 on Camano Island.

The Company's objective is to continue, over the next several years, to expand its geographical presence outside of Whidbey and Camano Islands, while solidifying its market position on the Islands. To deliver the Company's products more effectively and efficiently, the Company's market strategy is to locate full service branch offices which provide all of the Company's products and services in its targeted growth areas supported by loan production offices, mini branches, grocery or retail store branches and/or automated teller machines in the areas surrounding those central locations in order to further service customers. Acquisition of banks or branches will also be used as a means of expansion if appropriate opportunities are presented. The Company also expects to invest in technology to facilitate telephone, personal computer and Internet banking, but with its primary commitment being to provide exceptional personal service.

Currently, the Company's geographical expansion is expected to be concentrated in the Burlington/ Mount Vernon area of the Skagit Valley, and in other areas of Skagit County and the Bellingham area of Whatcom County. Additional geographic expansion areas will be considered if they meet the Company's criteria.

In pursuit of its growth strategy, in the first and second quarter, respectively, of 1998, the Company opened a full service branch in Anacortes and a grocery store branch on Camano Island to complement its existing Camano Island branch. It also opened a full-service branch in Freeland, Washington, which is located in the southern part of

Whidbey Island in the fourth quarter of the year. The Company relocated the Bellingham office to a larger office in the first quarter of 1999 and opened a residential real estate loan production office in Port Townsend, Washington (Jefferson County).

While continuing to geographically expand, management's strategy is to continue to provide a high level of personal service to its customers and to expand loan, deposit and other products and services that it offers its customers. Maintenance of asset quality will be emphasized by controlling nonperforming assets and adhering to prudent underwriting standards. In addition, management will strive to improve operating efficiencies to further manage noninterest expense and will continue to improve internal operating systems.

The Company's expansion activity can be expected to require the expenditures of substantial sums to purchase or lease real property and equipment and hire experienced personnel. New branch offices are often not profitable for at least the first eighteen months after opening and management expects that any earnings will be negatively affected as the Company pursues its growth strategy.

FINANCIAL CONDITION

Total assets increased to $220.5 million at December 31, 1998 from $160.1 million at December 31, 1997, an increase of 37.7%. This increase resulted from growth in the loan and investment portfolios, which was funded by Company proceeds received in the IPO and deposit growth. Total loans amounted to $149.6 million, and $117.6 million, December 31, 1998, and 1997, respectively. Commercial loans grew to $65.6 million at December 31, 1998 from $48.2 million at December 31, 1997, while consumer loans increased to $40.8 million from $33.7 million during that same period. Commercial loans as a percentage of total loans increased to 43.8% at December 31, 1998 from 41.0% at December 31, 1997, and consumer loans decreased to 27.2% of total loans from 28.7% at those dates. Real estate loans remained consistent at 19.5% of total loans, at December 31, 1998 and 1997, while real estate construction loans decreased to 9.5% from 10.8%. Total investment securities were $38.2 million, and $29.7 million at December 31, 1998 and 1997, respectively. The increase over 1997 reflects the investment of excess liquidity, including proceeds from the Company's initial public offering in June 1998. Premises and equipment, net, were $8.0 million, and $4.3 million at December 31, 1998, and 1997, respectively. The increase over 1997 reflects upgrading computer systems, remodeling of the administrative and other offices, purchase of land for branch offices and construction of branch offices. Deposit accounts totaled $189.7 million, and $146.4 million, at December 31, 1998, and 1997, respectively. Management attributes this increase to an increase in deposits resulting from expanding commercial and other loan relationships and increasing visibility in its' market areas. Shareholders' equity was $29.7 million, and $13.0 million, at December 31, 1998, and 1997, respectively. These increases primarily reflect proceeds received from the initial public offering, and net income less dividends paid to shareholders.

NET INTEREST INCOME Like most financial institutions, the primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and Company borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest earning assets and interest bearing liabilities, spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities, and margin refers to net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities as well as levels of noninterest bearing liabilities. During the fiscal years ended December 31, 1998, 1997 and 1996, average interest earning assets were $174.4 million, $129.7 million, and $96.0 million, respectively. During these same periods, the Company's net interest margins were 5.56%, 5.94%, and 6.27%, respectively.

AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID The following table sets forth for the periods indicated information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest earning assets and interest expense on interest bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest earning assets to average interest bearing liabilities.

(Dollars in thousands)                                                   DECEMBER 31
                          ---------------------------------------------------------------------------------------------------------
                                        1998                                 1997                               1996
                          --------------------------------     -------------------------------     --------------------------------
                          AVERAGE     INTEREST     AVERAGE     AVERAGE     INTEREST    AVERAGE     AVERAGE     INTEREST     AVERAGE
                          BALANCE    EARNED/PAID    YIELD      BALANCE   EARNED/PAID    YIELD      BALANCE    EARNED/PAID    YIELD
                          -------    -----------    -----      -------   -----------    -----      -------    -----------    -----
Assets
 Loans                   $131,359      $ 12,910     9.83%     $100,243     $ 10,207     10.18%     $ 69,237     $  7,334     10.59%
 Federal funds sold         5,609           298     5.31%        2,187          116      5.30%        2,343          126      5.38%
 Interest bearing
   cash                     5,066           243     4.80%
 Investments:
    Taxable                19,144         1,151     6.01%       17,986        1,118      6.22%       18,315        1,080      5.90%
    Non-taxable(1)         13,189           850     6.44%        9,241          616      6.67%        6,132          426      6.95%
                         --------      --------     ----      --------     --------     -----      --------     --------     -----
 Interest earning
   assets                $174,367      $ 15,452     8.86%     $129,657     $ 12,057      9.30%     $ 96,027     $  8,966      9.34%
 Noninterest
   earning assets          16,048                               11,775                                8,917
                         --------                             --------                             --------
 Total assets            $190,415                             $141,432                             $104,944
                         ========                             ========                             ========
Liabilities &
  Shareholders'
  Equity
 Deposits
    Interest demand
      and money mkt      $ 55,320      $  1,589     2.87%     $ 40,600     $  1,193      2.94%     $ 28,753     $    739      2.57%
    Savings                23,227           726     3.13%       21,789          778      3.57%       20,036          704      3.51%
    Time deposits          61,361         3,450     5.62%       42,220        2,387      5.65%       26,777        1,503      5.61%
                         --------      --------     ----      --------     --------     -----      --------     --------     -----
 Interest bearing
   liabilities           $139,908      $  5,765     4.12%     $104,609     $  4,358      4.17%     $ 75,566     $  2,946      3.90%
 Noninterest
   bearing
   liabilities             29,045                               24,301                               18,133
                         --------                             --------                             --------
 Total liabilities       $168,953                             $128,910                             $ 93,699
 Shareholders'
   equity                  21,462                               12,522                               11,245
                         --------                             --------                             --------
 Total liabilities
    and shareholder's
    equity               $190,415                             $141,432                             $104,944
                         ========                             ========                             ========
Net interest income                    $  9,687                             $ 7,699                             $  6,020
                                       --------                             -------                             --------
Net interest spread                                 4.74%                                5.13%                                5.44%
                                                    ----                                 ----                                 ----
Net interest margin(1)                              5.56%                                5.94%                                6.27%
                                                    ----                                 ----                                 ----

(1) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 34% in 1998, 1997, and 1996. These adjustments were $216,000, $156,000, and $108,000, for the years ended December 31, 1998, 1997 and 1996, respectively.

RATE/VOLUME ANALYSIS The following table sets forth the amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the changes due to volume and the change due to interest rate.

                                              1998 COMPARED TO 1997                       1997 COMPARED TO 1996
                                       ------------------------------------        -------------------------------------
                                           INCREASE (DECREASE) DUE TO                  INCREASE (DECREASE) DUE TO
                                        VOLUME         RATE          TOTAL          VOLUME          RATE          TOTAL
                                       -------       -------        -------        -------        -------        -------
Loans:
Total loans                            $ 3,168       ($  465)       $ 2,703        $ 3,284        ($  411)       $ 2,873
Federal funds sold                         182            --            182             (8)            (2)           (10)
Interest bearing cash                      243            --            243             --             --             --
Securities (1)                             325           (58)           267            171             57            228
                                       -------       -------        -------        -------        -------        -------
   Total interest income               $ 3,918       ($  523)       $ 3,395        $ 3,447        ($  356)       $ 3,091
                                       =======       =======        =======        =======        =======        =======

Interest bearing demand deposits           433           (37)           396            304            150            454
Savings accounts                            51          (103)           (52)            62             12             74
Certificates of deposit                  1,082           (19)         1,063            867             17            884
                                       -------       -------        -------        -------        -------        -------
   Total Interest Expense              $ 1,566       ($  159)       $ 1,407        $ 1,233        $   179        $ 1,412
                                       =======       =======        =======        =======        =======        =======

(1) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 34% in 1998, 1997, and 1996. These adjustments were $216,000, $156,000, and $108,000, for the years ended December 31, 1998, 1997 and 1996, respectively.

RESULTS OF OPERATIONS

NET INCOME The Company reported net income of $2.2 million, $1.9 million and $1.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. Diluted net income per share was $0.59, $0.65, and $0.55, in each case adjusted for stock splits, for 1998, 1997 and 1996, respectively. The increase in net income for each year was primarily attributable to an increase in net interest income and to a lesser extent increases in noninterest income partially offset by increases in noninterest expenses and an increase in the provision for loan losses. The decrease in diluted net income per share from 1997 to 1998 was primarily attributable to the increased number of outstanding shares as a result of the initial public offering in June 1998.

NET INTEREST INCOME Net interest income for the years ended December 31, 1998, 1997 and 1996 was $9.5 million, $7.5 million, and $5.9 million, respectively. The increase in fiscal year 1998 was $2.0 million, or 26.7% and in, 1997 was $1.6 million, or 27.6%. Net interest income was favorably affected by average interest earning assets increasing more rapidly than average interest bearing liabilities, with the difference funded by growth in noninterest bearing deposits and shareholders' equity. Average interest earning assets increased $44.7 million and $33.6 million for fiscal years ended 1998 and 1997, respectively, while average interest bearing liabilities increased by $35.3 million and $29.0 million for the same periods.

The average yield on interest earning assets decreased to 8.86% for the year ended December 31, 1998 from 9.30% for the year ended December 31, 1997 and 9.34% for the year ended December 31, 1996. This decrease is due primarily to a decrease in the rates earned on loans. Average yield on loans decreased to 9.83% for the year ended December 31, 1998 from 10.18% for the year ended December 31, 1997 and 10.59% for the year ended December 31, 1996. In addition, an overall decrease in rates earned on investments contributed to the decrease in average yield on interest earning assets. Average yields on taxable investments decreased to 6.01% for the year ended December 31, 1998 from 6.22% for the year ended December 31, 1997 and increased at December 31, 1997 from 5.90% for the year ended December 31, 1996. Average yields on non-taxable investments decreased to 6.44% for the year ended December 31, 1998 from 6.67% and 6.95%, respectively, for the years ended December 31, 1997 and 1996. The average yield on interest bearing liabilities also decreased in 1998 to 4.12% for the year ended December 31, 1998 from 4.17% for the year ended December 31, 1997 as rates on all deposit types decreased during the year. For the year ended 1997, the yield on average interest bearing liabilities increased from 3.90% for the year ended December 31, 1996. Average interest earning assets increased 34.5% from December 31, 1997 to December 31, 1998 and 35.0% from December 31, 1996 to December 31, 1997, and average interest bearing liabilities increased 33.7% and 38.4%, respectively, during the same periods. The overall result of these changes was a decrease in the net interest spread to 4.74% for the year ended December 31, 1998 from 5.13% for the year ended December 31, 1997 and 5.44% for the year ended December 31, 1996 and a decrease in net interest margin to 5.56% from 5.94% and 6.27%, respectively, for the same periods.

PROVISION FOR LOAN LOSSES Provision for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. For the years ended December 31, 1998, 1997 and 1996, net loan charge-offs amounted to $286,000, $147,000, and $174,000, respectively. The Company's provision for loan losses for the years ended December 31, 1998, 1997 and 1996 totaled $735,000, $647,000, and $350,000, respectively. The provision for loan losses was increased substantially in 1998, 1997 and 1996 to keep pace with the strong growth and losses inherent in the loan portfolio. During 1998, the allowance for loan losses increased by $449,000 to 1.17% of loans and 206.02% of nonperforming loans at December 31, 1998. During 1997, the allowance for loan losses increased by $500,000 to 1.10% of loans and 112.60% of nonperforming loans at December 31, 1997. The allowance represented 0.98% of loans at December 31, 1996.

NONINTEREST INCOME Noninterest income for the years ended December 31, 1998, 1997 and 1996 was $1.9 million, $1.7 million, and $1.4 million, respectively. The increases of $269,000 in 1998, $242,000 in 1997 and $364,000 in 1996,
reflecting an increase in service charges on deposit accounts and other fees and an increase in merchant credit card account fees due to an expansion of that program in late 1995.

NONINTEREST EXPENSE Noninterest expense for the years ended December 31, 1998, 1997, and 1996 was $7.5 million, $5.8 million, and $4.7 million, respectively. Increases in noninterest expense were primarily related to compensation and employee benefits, occupancy expense and data processing expenses. These increases reflect the rapid expansion of the Company which began in late 1995 and is more fully reflected in 1996, 1997, and 1998. Included in increased salaries and benefits expense in 1998 and 1997 were increased staffing levels in executive and administrative personnel, branch personnel and additions to mortgage lending and consumer lending departments. A portion of the preopening expenses for two new branches opening in the first half of fiscal 1998 were also reflected in 1997 noninterest expense. The Company expects this trend in increased noninterest expense to continue as a result of continued planned expansion. Set forth below is a schedule showing additional detail concerning increases in the Company's noninterest expense for 1998 compared with 1997 and for 1997 compared with 1996:

                                                                                    INCREASE/     INCREASE/
                                             FOR THE YEARS ENDING DECEMBER 31       DECREASE       DECREASE
                                               1998         1997          1996    1998 VS. 1997  1997 VS. 1996
                                              ------       ------       ------    -------------  -------------
                                                                 (Dollars in thousands)
Salaries and benefits                         $5,068        3,543        2,678        1,525           865
   Less: loan origination costs                1,879        1,109          659          770           450
                                              ------       ------       ------       ------        ------
Net salaries and benefits (as reported)        3,189        2,434        2,019          755           415
Occupancy expense                              1,455        1,033          745          422           288
Office supplies and printing                     365          275          220           90            55
Insurance expense                                373          271          251          102            20
Data processing                                  260          219          125           41            94
Consulting and professional fees                 175          202          165          (27)           37
Other                                          1,718        1,406        1,159          312           247
                                              ------       ------       ------       ------        ------
     Total noninterest expense                $7,535        5,840        4,684        1,695         1,156
                                              ======       ======       ======       ======        ======

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds are customer deposits, cash and demand balances due from other banks, Federal funds sold, short-term investments and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations. In addition, at December 31, 1998 the Company had unused lines of credit with the Federal Home Loan Bank of Seattle ("FHLB") of $32.9 million and unused lines of credit with financial institutions in the amount of $11.4 million, with no advances on these lines of credit at December 31, 1998. The Company expects to use FHLB advances to supplement its funding sources.

Total deposits were $189.7 million, $146.4 million, and $105.2 million December 31, 1998, 1997, and 1996, respectively. The increases in deposits were 29.6% in 1998 and 39.2% and 18.9%, respectively, in 1997 and 1996. The Company, by policy, has not accepted brokered deposits. It has made a concerted effort to attract deposits in the market area it serves through competitive pricing and the delivery of quality service.

The Company's deposits are expected to fluctuate according to the level of the Company's deposit market share, economic conditions, and normal seasonal variations, among other things. Certificates of deposit are the only deposit group that have stated maturity dates. At December 31, 1998, the Company had $64.7 million in certificates of deposit of which approximately $56.8 million, or 88%, are scheduled to mature on or prior to December 31, 1999. Based on prior experience, the Company anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management anticipates that the Bank will rely primarily upon customer deposits, loan repayments and current earnings to provide liquidity, and will use such funds primarily to make loans and to purchase securities, primarily issued by the federal government and state and local governments.

The Company's shareholders' equity increased to $29.7 million at December 31, 1998 from $13.0 million at December 31, 1997 and from $11.6 million at December 31, 1996. The increase from year end 1997 to year end 1998 was from net income less dividends plus $14.9 million in proceeds from the Company's initial public offering in June of 1998. The increase from year end 1996 to year end 1997 was from net income less dividends. At December 31, 1998, shareholders' equity was 13.47% of total assets compared to 8.14% and 9.87% of total assets at December 31, 1997 and 1996, respectively. The increase in this ratio from year end 1997 primarily results from offering proceeds received in June of 1998. The decrease in this ratio at year end 1997 from year end 1996 was primarily a result of an increase in total assets of $42.8 million from December 31, 1996 to December 31, 1997. The increase in total assets was due primarily to an increase in total loans, and to a lesser extent, to an increase in cash equivalents and other assets.

CAPITAL RATIOS

The Bank is subject to minimum capital requirements. See "Supervision and Regulation." As the following table indicates, at December 31, 1998 the Bank exceeded regulatory capital requirements.

                                                      AT DECEMBER 31, 1998
                                          --------------------------------------------
                                            MINIMUM      WELL-CAPITALIZED       ACTUAL
                                          REQUIREMENT       REQUIREMENT          RATIO
                                          -----------       -----------          -----
Total risk-based capital ratio                8.00%            10.00%            15.99%
Tier 1 risk-based capital ratio               4.00%             6.00%            14.93%
Leverage ratio                                4.00%             5.00%            11.67%

Management expects the Bank to remain "well-capitalized" for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, or otherwise.

ASSET/LIABILITY MANAGEMENT

The Company's results of operations depend substantially on its net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the market place. The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company's earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Company's policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

INTEREST RATE SENSITIVITY When suitable lending opportunities are not sufficient to utilize available funds, the Company has generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, municipal securities and corporate obligations. The securities portfolio contributes to the Company's profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the needs of the Company with regard to proper management of its asset/liability program, the Company's management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The Company is exposed to interest rate risk. Interest rate risk is the risk that financial performance will decline over time due to changes in prevailing interest rates and resulting yields on interest earning assets and costs of interest bearing liabilities. A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity
(gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or pre-cisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the income simulation model as of December 31, 1998, the Company would expect an increase in net interest income of $73,000 if interest rates increase from current rates by 100 basis points and a decrease in net interest income of $73,000 if interest rates decrease from current rates by 100 basis points.

The analysis of an institution's interest rate gap (the difference between the repricing of interest earning assets and interest bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. The Company believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest earning assets and interest earning liabilities at December 31, 1998. The interest rate gaps reported in the table arise when assets are funded with liabilities having different repricing intervals. The amounts shown below could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition.

                                                    0-3 MONTHS       4-12 MONTHS       1-5 YEARS      OVER 5 YRS         TOTAL
                                                    ----------       -----------       ---------      ----------         -----
                                                                                (Dollars in thousands)
Interest earning assets:
    Federal funds sold                               $   4,100        $      --        $      --       $      --       $   4,100
    Investment securities                                1,145            6,920           19,418          10,719          38,202
    Loans                                               51,755           24,562           55,515          17,785         149,617
                                                    ----------       ----------        ---------       ---------        --------
    Total interest earning assets                    $  57,000        $  31,482        $  74,933       $  28,504       $ 191,919

    Interest earning assets to total assets              29.70%           16.40%           39.04%          14.85%         100.00%

Interest bearing liabilities:
    Interest bearing demand accounts                 $  36,213               --               --              --       $  36,213
    Money market accounts                               29,821               --               --              --          29,821
    Savings accounts                                    25,517               --               --              --          25,517
    Time deposits                                       21,882           34,925            7,891              --          64,698
                                                    ----------       ----------        ---------       ---------        --------
    Total interest bearing liabilities               $ 113,433        $  34,925        $   7,891              --       $ 156,249

    Interest bearing liab. to total liabilities          72.60%           22.35%            5.05%           0.00%         100.00%

Interest sensitivity gap                             ($ 56,433)       ($  3,443)       $  67,042       $  28,504       $  35,670

Cumulative interest sensitivity gap                  ($ 56,433)       ($ 59,876)       $   7,166       $  35,670

Cumulative interest sensitivity gap,
    as a percentage of total assets                    (25.59%)         (27.16%)            3.25%          16.18%

The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, the Company is liability sensitive 0-12 months and asset sensitive thereafter. Thus the table indicates that in an environment of increasing interest rates, the net interest income of the Company would be adversely affected and in a declining interest rate environment, the Company's net interest income would be favorably affected. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that interest bearing demand accounts, money market accounts and savings accounts are immediately sensitive to movements in rates, the Company expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets which are considered to be immediately sensitive. Additionally, certain assets have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, pre-payment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, the Company places primary emphasis on its income simulation model when managing its exposure to changes in interest rates.

IMPACT OF THE YEAR 2000 ISSUE (Y2K)

The Company, like all financial institutions, is faced with the challenges that the year 2000 brings. The Year 2000 issue relates to the inability of many computer systems to recognize dates for the year 2000 and beyond. Computers programmed with a two-digit field for identifying the year interpret "99," as "1999," but may interpret "00" as "1900" rather than "2000," resulting in incorrect calculations in date sensitive programs. In order to meet these challenges, the Company is going through a multi-phase program to assure a state of readiness for Year 2000.

THE COMPANY'S STATE OF READINESS The Company began working on Year 2000 readiness in early 1997. The Board of Directors formed a readiness team in consultation with senior management. This team has the responsibility for identifying all systems, application software and supporting equipment for information and non-information technology that might have an impact on the Company from a Year 2000 perspective. The initial portion of this phase was completed February 1998 and the team continues to monitor on an ongoing basis systems, software and equipment as the Company makes purchases or changes in these areas to identify Year 2000 issues.

The Company has completed several projects designed to promote awareness of Year 2000 issues throughout the organization and customer base. These projects include providing training for lending officers and other staff, sponsoring public informational meetings and mailing information brochures to deposit and loan customers.

The readiness team began initial assessment of our systems in early 1997. The Company does not have in-house programs and relies upon third party vendors to provide the software applications we use. The team identified the Company's service providers and software/hardware vendors through the awareness phase and contacted them to determine their approach to the Year 2000 issue and to receive commitment dates for the delivery of their readiness plans and/or compliant releases of software packages. In addition, the Company has analyzed the extent that Year 2000 issues could adversely impact its borrower's business operations, particularly its commercial borrowers. The Company has performed an initial assessment of each major borrower and has established an ongoing assessment as part of the Company's credit granting and loan review process. Tracking and monitoring the progress of these providers, vendors and large customers is coordinated by the team and regularly reported to the Company's Board of Directors.

The team completed the assessment portion of this phase in February 1998, but continues to monitor new or any changes in providers or vendors. The renovation portion of this phase is still in process. The team has prioritized providers and vendors using a "business critical" methodology. The Company is in the process of testing all systems, software and hardware that have been deemed "business critical."

The Company's most critical third party vendors are those that provide the main frame software and hardware. These vendors have successfully completed their Year 2000 internal testing. Our Company has chosen to test the software and hardware via group testing. Software and hardware from other third party vendors is being tested internally with oversight by members of the team. Internal testing includes creation of a test environment specifically dedicated to Year 2000 testing. This environment allows simulation of the Year 2000 change in each of our critical systems by rolling dates forward to validate vendor testing prior to the actual Year 2000 date change. We expect to complete this testing by April 1999. The Company had an independent, external audit performed in late 1998 to evaluate the testing and overall readiness on Year 2000. No significant findings were noted.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES The Company has expended approximately $63,000 in addressing the Y2K issue. The majority of these costs have been spent on managing the Year 2000 project and educating employees and customers of the Company. Remaining estimated costs for completion of the Year 2000 readiness project are estimated at approximately $130,800. These costs will be for completion of the phases in process under direction of the readiness team. Costs related to renovating and testing will be expensed in the period incurred. Actual costs for replacing equipment and software can not be established until the renovation and testing phases are fully completed. Thus far these costs and costs related to fixing Year 2000 issues have been minimal and future costs are not anticipated to be material.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES The Company has taken steps to mitigate the risks associated with Year 2000 issues by testing software and hard- ware and following the progress of vendors, service providers and large customers. The most reasonably likely worst case scenario would be that testing of software and hardware reveals the need for additional Year 2000 expenditures. Management believes that should this scenario occur, that impact of such expenditures would not be material to the Company's financial position and results of operations. Although the Company can and will prepare its operations for the century change, there can be no assurance that forces beyond its control will not impact its operations. The Company purchases systems, equipment and data processing services from vendors and suppliers. It also depends on many other vendors for various services needed for day-to-day operations. The Company's customers could also be impacted adversely by the century change and thereby impact the financial performance of the Company. In spite of the Company's diligent efforts in assuring its outside suppliers, vendors and customers are Y2K ready, there can be no assurance that when the century changes, certain systems, technology and equipment of the Company, its vendors and its customers will not be impacted and consequently impact the operations of the Company.

THE COMPANY'S CONTINGENCY PLANS The Company has developed a comprehensive Year 2000 contingency plan. The Plan is in the process of revision with information generated from working through the phases. Contingency processes will be augmented by the Company's existing disaster recovery plan, which enables it to function under unusual circumstances. The Plan includes management's preparations to accommodate the potentially increased liquidity needs of the Company during the fourth quarter of 1999. Although the Company has taken precautions to assure its technology is Y2K ready, it will continue to address possible emergency scenarios.

IMPACT OF INFLATION AND CHANGING PRICES

The primary impact of inflation on the Company's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

QUARTERLY COMMON STOCK PRICES AND DIVIDEND PAYMENTS

The Company's common stock is traded on the Nasdaq National Market under the symbol WBCO. On December 31, 1998, the last sale price was $8.50.

The Company is aware that blocks of its stock are held in street name by brokerage firms. At December 31, 1998, the number of shareholders of record was 364.

The following are the high and sales prices for the Company's stock in the over-the-counter market during 1998 since the Company's initial public offering as reported on Nasdaq.

                                                          1998
                                              --------------------------
                                              HIGH                   LOW
                                              ----                   ---
Second Quarter                                $14                    $12 3/8
Third Quarter                                  13 7/16                 9
Fourth Quarter                                 10 1/4                  8 3/8
For the year                                   14                      8 3/8

Since 1998, the Company has paid the following annual amounts on a per share basis, as adjusted for splits, as dividends to its shareholders:

                                              Year                  Amount
                                              ----                  ------
                                              1998                  $0.14
                                              1997                   0.13
                                              1996                   0.12

The Board of Directors dividend policy is to review the Company's financial performance, capital adequacy, cash resources, regulatory restrictions, economic conditions and other factors, and if such review is favorable, to declare and pay a cash dividend. For 1997 and prior years, dividends have been paid on an annual basis. After completion of the initial public offering, the Company paid dividends on a quarterly basis. As a transition to quarterly dividends, on March 26, 1998, the Board of Directors of the Company declared a dividend in the amount of $0.07 per outstanding share of Common Stock (adjusted for the 1998 stock splits) for the first half of 1998, and dividends in the amount of $0.035 per outstanding share during each of the last two quarters of the year. The ability of the Company to pay dividends will depend on the profitability of the Bank, the need to retain or increase capital, and the dividend restrictions imposed upon the Bank by applicable banking law. Although the Company anticipates payment of a regular quarterly cash dividend, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated.

RECENT CHANGE IN ACCOUNTING FIRMS

On December 15, 1997, the Company engaged KPMG LLP as the Company's principal accountant. Prior to KPMG LLP's engagement, David Christensen, CPA & Consultant, PLLC ("David O. Christensen") independent certified public accountants, had served as the principal independent accountant for the Company and rendered its report with respect to the Company's consolidated financial statements for the year ended December 31, 1996. The recommendation to dismiss David O. Christensen was made by management of the Company and was approved by the Board of Directors effective November 20, 1997.

In the two most recent fiscal years preceding the Board's action, and through December 15, 1997, there were no disagreements with David O. Christensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to David O. Christensen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. David O. Christensen's reports on the Company's statements for such fiscal year did not contain any adverse opinion or disclaimer of opinion, nor were such reports modified or qualified in any respect.